

usbancorp
Investments, Inc.

Statement of Financial Condition

December 31, 2019

With Report of Independent Registered Public Accounting Firm.

The Company's audited Statement of Financial Condition as of December 31, 2019, pursuant to Rule 17a-5, is available for examination at the Company's office at U.S. Bancorp Investments, Inc., 60 Livingston Ave., St. Paul, MN 55107 or at the office of the Securities and Exchange Commission, Chicago, IL.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35359

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2019___ AND ENDING ___12/31/2019___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Bancorp Investments, Inc.

OFFICIAL USE ONLY
17868
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Livingston Avenue
_____
                        (No and Street)

Saint Paul   Minnesota   55107
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jessica McIntosh   (314) 418-8664
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

                    (Name – if individual. state last. first. middle name)

5 Times Square   New York   New York   10036
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Jessica S. McIntosh</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>U.S. Bancorp Investments, Inc</u>,

of <u>December 31</u>, 20 <u>19</u>, are true and correct. I further swear (or affirm) that as neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<u>No exceptions</u>



LAURYN COOK
Notary Public - Notary Seal
State of Missouri, Saint Louis City
Commission Number 16251490
My Commission Expires Sep 14, 2020



Signature

CFO

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

December 31, 2019

Contents

Facing Page and Oath or Affirmation

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of U.S. Bancorp Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of U.S. Bancorp Investments, Inc. (the Company) as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2003.
February 27, 2020

A member firm of Ernst & Young Global Limited

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

(In Thousands, Except Share and Per Share Amounts)

December 31, 2019

Assets		
Cash	$	93,112
Cash and securities segregated in compliance with federal regulations		146,790
Collateralized agreements:		
Securities borrowed		1,622,154
Securities purchased under agreements to resell		155,065
Receivables:		
Customers		31,846
Brokers, dealers, and clearing organizations		233,535
Affiliates		2,762
Securities owned, at fair value		1,630,811
Fixed assets, net of accumulated depreciation and amortization of $10,974		3,384
Goodwill and other intangible assets, net of accumulated amortization of $215		38,923
Other assets, net of allowance of $3,188		36,396
Total assets	$	3,994,778
Liabilities		
Collateralized agreements:		
Securities sold under agreements to repurchase	$	898,789
Securities loaned		50,124
Payables:		
Customers		61,918
Brokers, dealers, and clearing organizations		176,304
Affiliates		190
Securities sold, but not yet purchased, at fair value		1,628,138
Accrued compensation and benefits		87,825
Other liabilities and accrued expenses		20,487
Total liabilities		2,923,775
Stockholder's equity		
Common stock, $0.01 par value; 100,000 shares authorized, 100,000 shares issued and outstanding		1
Additional paid-in capital		1,019,628
Retained earnings		51,374
Total stockholder's equity		1,071,003
Total liabilities and stockholder's equity	$	3,994,778

See accompanying notes.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition
(Dollars in Thousands)

December 31, 2019

1. Organization

U.S. Bancorp Investments, Inc. (the "Company"), a wholly owned subsidiary of U.S. Bancorp ("the Parent"), is a broker-dealer that is registered with the Securities and Exchange Commission ("the SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides a broad range of services to customers including retail brokerage and investment advisory through its bank branch-based registered representatives and institutional brokerage services consisting of investment banking and securities trading.

In the ordinary course of business, the Company enters into transactions with the Parent and subsidiaries of the Parent. The Company's results might be significantly different if it operated as a stand-alone entity.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash

Cash includes cash held at U.S. Bank National Association ("USBNA"), an affiliate of the Company, and at a non-affiliate bank that is not segregated and deposited for regulatory purposes.

See Note 4, "Cash and Cash Segregated in Compliance with Federal Regulations," for further information regarding cash balances.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Cash and Securities Segregated in Compliance With Federal Regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a registered broker-dealer carrying customer accounts, is subject to requirements related to maintaining cash in a special reserve bank account at a non-affiliate bank or qualified securities for the exclusive benefit of customers. Funds can be held in cash, securities purchased under agreements to resell, U.S. Treasury securities, and other qualified securities. During 2019, the Company used both cash and U.S. Treasury securities to support its Customer Reserve Formula.

See Note 9, "Fair Value," for securities segregated in compliance with federal regulations held in a no-lien safe keeping account at USBNA at December 31, 2019.

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased, including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are executed. The counterparties to these agreements are typically major financial institutions that are dealers of U.S. government securities and corporate debt obligations. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed and loaned balances result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral in excess of the market value of the borrowed securities with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company in excess of the market value of the loaned securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

See Note 5, "Netting Arrangements for Certain Financial Instruments," and Note 6, "Collateralized Securities Transactions," for further information regarding collateralized securities transactions.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Receivables

No allowance has been established for customer or other broker-dealer receivables, as management believes these receivable amounts are fully collectible.

See Note 7, "Receivables From and Payables To Customers" and Note 8, "Receivables From and Payables To Brokers, Dealers, and Clearing Organizations" for further information regarding these receivables.

Derivative Transactions

As part of the Company's bond underwriting activities, the Company may execute extended settlement trades (purchases and sales) to support the business requirements of its customers. Extended settlement trades are those that have settlement days beyond those customary for the respective transaction, typically because the customer prefers to lock in bond prices in advance of the desired bond issuance date. Extended settlement trades for bond underwriting are accounted for on trade date as derivatives carried at fair value, and are reported in the Statement of Financial Condition as receivables from, or payables to, brokers, dealers, and clearing organizations. At December 31, 2019, there were no material statement impacts from extended bond underwriting settlement trades outstanding.

Securities Owned and Securities Sold, but Not Yet Purchased

The Company's securities owned and securities sold, but not yet purchased, are recorded in the Statement of Financial Condition on a trade-date basis at fair value.

See Note 9, "Fair Value," for further information regarding securities owned and securities sold, but not yet purchased.

Fixed Assets

Fixed assets are recorded at cost and include office equipment, computer software, and leasehold improvements. Depreciation of office equipment and computer software is recorded using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of the asset's estimated useful life or the life of the lease.

2. Summary of Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets

Goodwill is recorded on acquired businesses if the purchase price exceeds the fair value of the net assets acquired. Goodwill is not amortized but is subject, at a minimum, to annual tests for impairment. In certain situations, an interim impairment test may be required if events occur or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. At December 31, 2019, the gross carrying value of goodwill amounted to $38,923. Determining the amount of goodwill impairment, if any, includes assessing the current implied fair value of the Company as if it were being acquired in a business combination and comparing it to the carrying amount of the goodwill. No impairment charges were taken during 2019.

Other intangible assets are recorded at their fair value upon completion of a business acquisition or certain other transactions, and generally represent the value of customer contracts or relationships. Other intangible assets are amortized over their estimated useful lives, using the straight-line method and are subject to impairment if events or circumstances indicate a possible inability, to realize the carrying amount. At December 31, 2019, the gross carrying value of other intangible assets amounted to $215 and was fully amortized. Determining the amount of other intangible asset impairment, if any, includes assessing the present value of the estimated future cash flows associated with the intangible asset and comparing it to the carrying amount of the asset. No impairment charges were taken during 2019.

Other Assets

Included in other assets are cash advances to employees. These advances are made to revenue-producing employees in retail brokerage, typically in connection with their recruitment process, at management's discretion. These advances are based on continued employment and are amortized using the straight-line method over a two- or three-year vesting period.

As a condition of these cash advances, a recovery provision is included in the employment agreement, which requires the employee to pay back all or a portion of the advance to the Company if the employee terminates his or her employment within the vesting period set forth in the agreement.

2. Summary of Significant Accounting Policies (continued)

Some of the employees have terminated and have not yet repaid the amounts due to the Company under the recovery provisions. Upon termination, the Company transfers this balance to a separate account within other assets in the Statement of Financial Condition. The Company actively tries to collect the funds owed to it and establishes an allowance for doubtful accounts based on facts and circumstances, including any amounts greater than 90 days outstanding. The allowance is reviewed monthly by management to determine if any changes are necessary.

See Note 11, "Other Assets," for detail of other assets at December 31, 2019.

Income Taxes

The Company is included in the filing of a consolidated federal income tax return and unitary state tax returns with the Parent and its affiliates. The Company also files separate state income tax returns as applicable. The Company recognizes the current and deferred federal income tax consequences as if the Company were a separate tax payer. State current and deferred income tax are recognized pursuant to the Company's tax sharing agreement. Settlements of federal and state payments are made on a regular basis in line with a tax sharing agreement with the Parent and its affiliates. Deferred taxes that are recorded represent the differences between the financial reporting basis of assets and liabilities and the tax basis of such assets and liabilities.

See Note 13, "Income Taxes," for further information regarding income taxes.

Stock-Based Compensation

As part of its employee compensation programs, the Company's employees participate in the Parent's employee retirement savings plan, pension plan, stock-based compensation plan, and active and postretirement welfare plan. Pension and stock-based compensation charges are allocated to the Company by the Parent based on the Company's pro-rata use of these plans. All assets and liabilities of the plans are recorded by the Parent.

Revenue Recognition

In the ordinary course of business, the Company recognizes revenue derived from various revenue generating activities. The recognition and measurement of revenue activities is based on the assessment of individual contract terms to determine whether performance obligations are satisfied at a point in time or over time. Certain specific policies include the following:

2. Summary of Significant Accounting Policies (continued)

Investment Banking – Investment banking revenues are recognized at the point in time when the services are completed. Investment banking revenues include gains, losses, and fees arising from securities offerings in which the Company acts as underwriter or agent, fees earned through the private placement of securities, financial structuring advisory services, and referral fees for equity security offerings. Private placement fees are recorded on the pricing date, corporate bond sales concessions on the trade date, municipal sales concessions on the settlement date, and underwriting and management fees, including equity referral fees, at the time the underwriting is completed, and the income is reasonably determinable. The Company recognizes only those fees and expenses related to its underwriting commitment. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded.

Commission Income – Commission income and related employee compensation are recognized at the point in time when services are provided and recorded on a trade-date basis. Trailer commission revenues are recognized over time, and are dependent on the customer maintaining their mutual fund asset position or annuity contract and the value of such position or contract. These revenues are estimated and accrued for at the point a significant reversal of revenue becomes remote. Trailer compensation is recorded on an accrual basis based on a percentage of revenue recorded.

The Company and its affiliates earn commission revenue through the sale of various third party insurance products. These products are offered to clients through the Company's financial advisor network and are reported by the Company and its affiliates according to an internal arrangement.

Investment Advisory Fees – Investment advisory fees consist of revenues calculated on customer assets that are collected in advance on a quarterly basis and recognized ratably over the quarter. This pattern of recognition is representative of delivery of these services over time to the customer. Related employee compensation is recognized ratably over the quarter.

Interest Income and Expense – Interest income and expense are recorded on an accrual basis and primarily relate to the trading portfolio and collateralized securities transactions.

Trading Income – Gains and losses that arise from securities trading are recorded on a trade-date basis.

2. Summary of Significant Accounting Policies (continued)

Account and Servicing Fees – Individual retirement account fees are recorded on an accrual basis and recognized over time as services are delivered to and utilized by the customer. Other account fees are recognized at the point in time when services are provided. Other account fees includes account inactivity, which are accrued, and termination, and transfer fees, which are recorded when the transaction occurs.

Bank Sweep Deposit Fees – The Company has an arrangement with USBNA to offer a bank deposit product that allows customer's uninvested cash balances to be swept into overnight deposit accounts. The Company provides the customer with cash transfer and custody services, while USBNA provides the product. Bank sweep deposit fee revenue is calculated on customer account balances on a daily basis and recognized monthly. This pattern of recognition is representative of delivery of these services over time to the customer. The Company utilizes a third-party to facilitate cash transfers with USBNA. The related expense is recognized monthly.

3. Accounting Changes and Recently Issued Accounting Standards

Accounting for Leases

Effective January 1, 2019, the Company adopted accounting guidance, issued by the Financial Accounting Standards Board ("FASB") in February 2016, related to the accounting for leases. This guidance requires lessees to recognize leases on the Statement of Financial Condition as lease assets and lease liabilities, based primarily on the present value of future lease payments. The adoption of this guidance was not material to the Company's Statement of Financial Condition.

Financial Instruments—Credit Losses

Effective January 1, 2020, the Company adopted accounting guidance, issued by the FASB in June 2016, related to the impairment of financial instruments. This guidance is also intended to reduce the complexity of accounting guidance by decreasing the number of credit impairment models that entities use to account for debt instruments. The adoption of this guidance was not material to the Company's Statement of Financial Condition.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

4. Cash and Cash Segregated in Compliance with Federal Regulations

The following table provides a reconciliation of cash and cash segregated in compliance with federal regulations within the Statement of Financial Condition:

Cash held at USBNA	$	26,132
Cash held at non-affiliate bank		66,980
Cash segregated in compliance with federal regulations		71,884
Total cash and cash segregated in compliance with federal regulations	$	164,996

5. Netting Arrangements for Certain Financial Instruments

The following table provides information on the Company's netting adjustments and items not offset in the Statement of Financial Condition but available for offset in the event of default at December 31, 2019:

	Gross Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Present in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments[a]	Collateral Received[b]	
Securities purchased under agreements to resell	$ 155,065	$ —	$ 155,065	$ (151,665)	$ (3,400)	$ —
Securities borrowed	1,622,154	—	1,622,154	—	(1,568,669)	53,485
	$ 1,777,219	$ —	$ 1,777,219	$ (151,665)	$ (1,572,069)	$ 53,485

(a) For securities purchased under agreements to resell, this includes any securities sold under agreements to repurchase payables that could be offset in the event of counterparty default.

(b) Includes the fair value of securities received by the Company from the counterparty. These securities are not included in the Statement of Financial Condition but serve as collateral in the event the counterparty defaults.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

5. Netting Arrangements for Certain Financial Instruments (continued)

| | Gross Recognized Liabilities | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts Present in the Statement of Financial Condition | Gross Amounts Not Offset in the Statement of Financial Condition | | Net Amount |
				Financial Instruments[a]	Collateral Pledged[b]	
Securities sold under agreement to repurchase	$ 898,789	$ —	$ 898,789	$ (151,665)	$ (746,123)	$ 1,001
Securities loaned	50,124	—	50,124	—	(49,280)	844
Total	$ 948,913	$ —	$ 948,913	$ (151,665)	$ (795,403)	$ 1,845

(a) For securities sold under agreements to repurchase, this includes any securities purchased under agreements to resell receivables that could be offset in the event of counterparty default.

(b) Includes the fair value of securities pledged by the Company to the counterparty. These securities are included in the Statement of Financial Condition but serve as collateral in the event the Company defaults.

6. Collateralized Securities Transactions

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company seeks to control this risk by monitoring the market value of collateral on a daily basis and requiring adjustments in the event of excess market exposure.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

6. Collateralized Securities Transactions

In the normal course of business, the Company obtains securities purchased under agreements to resell, securities borrowed, and margin agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2019, the fair market value of collateral received related to securities purchased under agreement to resell of $154,870, securities borrowed of $1,568,669, and client margin securities of $30,096 were available to the Company to utilize as collateral on various borrowings or for other purposes. Of the amounts previously described, the Company has transferred collateral of $1,712,116 to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

The following table summarizes the maturities for securities sold under agreements to repurchase and securities loaned transactions by category of collateral pledged at December 31, 2019:

Collateral Pledged		Continuous
Securities sold under agreements to repurchase		
Corporate Obligations	$	609,769
US Treasury		289,020
Total securities sold under agreements to repurchase	$	898,789
Securiites Loaned		
Corporate Obligations	$	50,124
Total securities loaned	$	50,124

7. Receivables From and Payables To Customers

Amounts receivable from customers include:		
Margin receivables	$	21,497
Other		10,349
Total receivables	$	31,846
Amounts payable to customers include:		
Customer credits	$	40,110
Other		21,808
Total payables	$	61,918

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

7. Receivables From and Payables To Customers (continued)

Receivables from customers include margin loan receivables. Customer securities held as collateral for margin loan receivables are not reflected in the Statement of Financial Condition. Margin loan receivables earn interest at floating interest rates. Payables to customers includes customer free credit balances.

8. Receivables From and Payables To Brokers, Dealers, and Clearing Organizations

Amounts receivable from brokers, dealers, and clearing organizations include:		
Settlement date adjustments	$	155,865
Deposits with clearing organizations		35,966
Investment banking receivables		33,656
Retail brokerage receivables		4,823
Securities failed to deliver		2,611
Other receivables		614
Total receivables	$	233,535

Amounts payable to brokers, dealers, and clearing organizations include:		
Settlement date adjustments	$	158,755
Securities failed to receive		14,196
Investment banking payables		592
Other payables		2,761
Total payables	$	176,304

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on the settlement date.

9. Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value.

This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 includes U.S. Treasury notes and bonds and exchange-traded equity securities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for identical or similar instruments in markets that are not active; and valuation techniques for which significant assumptions are observable and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company did not have any Level 3 assets or liabilities at December 31, 2019.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

9. Fair Value (continued)

The following table presents the valuation of the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2019:

Assets	Level 1	Level 2	Level 3	Total
Securities owned:				
Corporate debt obligations	$ −	$ 1,425,176	$ −	$ 1,425,176
U.S. government securities	198,682	−	−	198,682
Municipal securities	−	6,611	−	6,611
Corporate equities	342	−	−	342
U.S government securities segregated in compliance with federal regulations	74,906	−	−	74,906
Total assets measured at fair value on a recurring basis	$ 273,930	$ 1,431,787	$ −	$ 1,705,717

Liabilities	Level 1	Level 2	Level 3	Total
Securities sold, but not yet purchased:				
Corporate debt obligations	$ −	$ 1,578,551	$ −	$ 1,578,551
U.S. government securities	49,587	−	−	49,587
Total liabilities measured at fair value on a recurring basis	$ 49,587	$ 1,578,551	$ −	$ 1,628,138

Securities borrowed/loaned, securities sold under agreements to repurchase/securities purchased under agreements to resell, receivables from/payables to brokers, dealers and clearing organizations, receivables from/payables to customers, receivables from/payables to affiliates, and other receivables are generally not accounted for at fair value but are short-term in nature and, accordingly, are carried at amounts that approximate fair value. These balances are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value and are categorized as Level 2 of the fair value hierarchy for disclosure purposes only.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

10. Fixed Assets

At December 31, 2019, the Company's fixed assets were as follows:

Office equipment	$	11,216
Computer software		2,584
Leasehold improvements		558
Total fixed assets		14,358
Less accumulated depreciation and amortization:		10,974
Fixed assets, net	$	3,384

11. Other Assets

At December 31, 2019, the Company's other assets were as follows:

Accrued interest receivable	$	18,484
Federal deferred tax asset		7,601
Deferred employee cash advances		6,161
Prepaid expenses		2,617
State tax receivable		715
Federal tax receivable		369
Other receivables, net of allowance of $3,188		449
Total other assets	$	36,396

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

12. Other Liabilities and Accrued Expenses

At December 31, 2019, the Company's other liabilities and accrued expenses were as follows:

Accrued interest payable	$	15,509
State deferred tax liability		1,304
Accounts payable		1,233
Other liabilities		2,525
Total other liabilities and accrued expenses	$	20,571

13. Income Taxes

At December 31, 2019, the Company did not have any unrecognized tax positions.

The components of the Company's net deferred tax asset at December 31, 2019, were:

Deferred tax assets:		
Accrued compensation	$	14,830
Accrued expense		4,042
Gross deferred tax asset		18,872
Deferred tax liabilities:		
Goodwill and other intangible assets		(7,023)
Accrued pension and retirement benefits		(3,730)
State deferreds		(1,175)
Fixed assets		(580)
Other		(67)
Gross deferred tax liability		(12,575)
Net deferred tax asset	$	6,297

(Dollars in Thousands)

13. Income Taxes (continued)

The Company did not recognize a valuation allowance against its deferred income tax assets at the beginning or end of 2019 as the Company believes it is more likely than not that there is an ability to realize its deferred income tax assets. In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Company is subject to examinations by federal, state, local and foreign taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. Federal tax examinations for all years ending through December 31, 2010, and years ending December 31, 2013 and December 31, 2014 are completed and resolved. The Company's tax returns for the years ended December 31, 2011, 2012, 2015, and 2016 are under examination by the Internal Revenue Service. The years open to examination by state and local government authorities vary by jurisdiction.

14. Borrowings

The Company has a $250,000 secured borrowing facility with USBNA to be used for discretionary working capital purposes. At December 31, 2019, the Company had no outstanding borrowings on this facility. The rate of interest for this facility is quoted at the time of borrowing at USBNA's discretion.

The Company also has a $300,000 secured promissory facility with USBNA to be used as support for intra-day cash settlements of security underwritings. At December 31, 2019, the Company had no outstanding borrowings on this facility. The rate of interest for this facility is quoted at the time of borrowing at USBNA's discretion.

In addition, the Company has a $2,000,000 unsecured promissory facility with the Parent to be used for discretionary working capital purposes. At December 31, 2019, the Company had no outstanding borrowings on this facility. The rate of interest for this facility is quoted at the time of borrowing and is at the Parent's discretion.

The Company is not charged by the Parent or USBNA for any undrawn amounts associated with any of the above facilities.

14. Borrowings (continued)

In addition, the Company has the ability to borrow from the Bank of New York Mellon ("BNYM") on demand with Company-owned securities pledged as collateral. The rate of interest for this facility is quoted at the time of the borrowing at BNYM's discretion. At December 31, 2019, the Company had no outstanding borrowings on this facility.

15. Contingencies, Commitments, and Risks

Legal Contingencies

The Company is involved in various pending and potential lawsuits, arbitration proceedings, and regulatory inquiries related to its securities and investment banking business. Also, the Company is periodically involved in investigations and proceedings by governmental agencies and self-regulatory organizations. Management of the Company believes, based on its current knowledge and consultation with counsel, that the resolution of any various lawsuits, arbitration, claims, and regulatory inquiries will have no material adverse effect on the Statement of Financial Condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential losses, if any, that may result from these matters. The Company has established reserves as needed for potential losses that are probable and can be reasonably estimated.

The Company is aware of pending litigation regarding an employment matter that may reasonably result in a possible loss. The Company estimates a potential aggregate loss range of $0 to $4,000. This estimated aggregate range is based upon information currently available for these legal proceedings and will continue to be evaluated for probability of loss.

Other Commitments

In the normal course of business, the Company indemnifies and provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is carried in the Statement of Financial Condition for these transactions.

(Dollars in Thousands)

15. Contingencies, Commitments, and Risks (continued)

Concentration of Credit Risk

The Company provides investment, financing, and related services to a diverse group of customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly affected by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and/or market conditions. At December 31, 2019, the Company believes there was no over-concentration of credit risk related to its collateralized securities transactions.

Financial Instruments With Off-Balance Sheet Risk

Securities sold, but not yet purchased represent obligations of the Company to deliver specified securities at the contracted price and, thereby, create a liability to repurchase such securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's satisfaction of the obligations may exceed the amount recognized in the Statement of Financial Condition.

16. Transactions With Affiliates

In the ordinary course of business, the Company enters into transactions with the Parent and affiliates. Obligations arising thereunder can be either recorded directly as incurred or allocated to the Company from the Parent based upon a master services agreement.

At December 31, 2019, the Company had prepaid annual insurance premiums to affiliates of $549.

At December 31, 2019, the Company owned or sold short public securities issued by affiliates as follows:

Securities owned, at fair value	$	57,699
Securities sold, but not yet purchased, at fair value		45,116

In addition, the Company borrowed securities issued by affiliates from third parties of $43,330.

17. Employee Benefits and Stock-Based Compensation

Employee Retirement Savings Plan

Substantially all of the Company's employees are eligible to participate in the defined contribution retirement savings plan, sponsored by the Parent. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives. Employee contributions are 100 percent matched by the Parent, up to four percent of each employee's eligible annual compensation. The Parent's matching contribution vests immediately and is invested in the same manner as each employee's future contribution elections. The Company reimburses USBNA for the employee retirement savings plan.

Pension Plan

Substantially all of the Company's employees are eligible to participate in the U.S. Bank Pension Plan, a tax qualified noncontributory defined benefit pension plan sponsored by the Parent. Plan participants receive annual cash balance pay credits based on eligible pay multiplied by a percentage determined by their age and years of service. Participants also receive an annual interest credit. Employees become vested upon completing three years of vesting service. For participants in the plan before 2010 that elected to stay under their existing formula, pension benefits are provided to eligible employees based on years of service, multiplied by a percentage of their final average pay. In addition to the funded qualified pension plan, the Parent maintains a non-qualified plan that is unfunded and provides benefits to certain employees. The Company reimburses USBNA for the pension plan.

Active and Postretirement Welfare Plan

In addition, the Parent provides health care and death benefits to certain eligible active employees of the Company. The Parent also provides health care and death benefits to certain former employees who retired prior to January 1, 2014. Employees retiring after December 31, 2013 are not eligible for retiree health care benefits. The Company reimburses USBNA for the active welfare plan and receives payment for the postretirement welfare plan when charges are allocated.

(Dollars in Thousands)

17. Employee Benefits and Stock-Based Compensation (continued)

Stock-Based Compensation

The Company's employees participate in the Parent's stock-based compensation and long-term incentive cash plan. Stock-based compensation expense is based on the estimated fair value of the award at the date of the grant or modification. The plan provides for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant, or shares of common stock or stock units that are subject to restriction on transfer prior to vesting. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Company reimburses USBNA for stock-based and long-term incentive cash compensation, and the Company shares in the tax benefits resulting from stock option exercises at USBNA.

18. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer and a member firm of FINRA, the Company is subject to the Uniform Net Capital Rule of the SEC ("SEC Rule 15c3-1"). The Company has elected to use the alternative method permitted by SEC Rule 15c3-1, which requires that it maintain minimum net capital of the greater of $250, which is based on the type of business conducted by the broker-dealer, or 2 percent of aggregate debit balances arising from customer transactions. FINRA may prohibit a member firm from expanding its business or paying dividends if the resulting net capital would be less than 5 percent of aggregate debit balances. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2019, net capital under SEC Rule 15c3-1 was $558,894 or 3,063 percent of aggregate debit balances and $558,529 in excess of the minimum required net capital.

19. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2019. Based on this evaluation, the Company has determined that no events have occurred that were required to be recognized or disclosed in the Statement of Financial Condition.